Exhibit (m)(3)

ACCESS ONE TRUST

VP Distribution and Shareholder Services Plan

This Plan (the “Plan”) constitutes the Distribution and Service Plan relating to Access One Trust, a Delaware statutory trust (the “Trust”), with respect to the shares of each series of the Trust set forth on Schedule A, as such schedule may be amended from time to time (each a “Series”).

Section 1. The Trust, on behalf of the Series, may pay to insurance companies, broker-dealers, investment advisers, banks, trust companies, accountants, estate planning firms, or other financial institutions or securities industry professionals, a fee (the “Distribution/Service Fee”) at an annual rate not to exceed 0.25% of each Series’ average daily net assets as compensation for service and distribution related activities and for shareholder services. Subject to such limit and subject to the provisions of Section 6 hereof, the Distribution/Service Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust. The Distribution/Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

Section 2. This Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by votes of the majority (or whatever other percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940 (the “Act”) or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 4. This Plan may be terminated with respect to a particular Series at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding shares of that Series.

Section 5. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

A.	That such agreement may be terminated at any time with respect to a particular Series, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding shares of that Series, on not more than 60 days’ written notice to any other party to the agreement; and

B.	That such agreement shall terminate automatically in the event of its assignment.

Section 6. This Plan may not be amended to increase materially the amount of expenses permitted pursuant to Section 1 hereof without approval by a vote of at least a majority of the outstanding shares of each Series, and all material amendments of this Plan shall be approved in the manner provided for continuation of this Plan in Section 2.

Section 7. As used in this Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the Act and the rules and regulations thereunder, and the term “majority of the outstanding shares of each Series” shall mean the lesser of the 67% or the 50% voting requirements specified in clauses (A) and (B), respectively, of the third sentence of Section 2(a)(42) of the Act, all subject to such exemptions as may be granted by the Securities and Exchange Commission.

Exhibit (m)(3)

Schedule A

Access VP High Yield Fund